July 31, 2019	TSX.V - GIGA

Giga appoints Manager of Development

(Vancouver) - Mark Jarvis, CEO of Giga Metals Corp. (TSX.V - GIGA) announced today that Lyle Trytten has joined the Company as Manager of Development.  Mr. Trytten will be responsible for all technical aspects of advancing the geology, metallurgy and engineering of the Turnagain Project.  His mandate will also include oversight of environmental, permitting and government relations.

Mr. Trytten has more than 25 years' experience in the nickel industry, and was previously General Manager, Sustainability with Sherritt International Corporation at their Alberta nickel refinery, where his role included overseeing environmental and community stakeholder work areas.  Previously, Lyle managed Sherritt's acclaimed metallurgical research group and full-service engineering group and managed the project review component (including technical review and economic modelling) for the growth mandate of Sherritt's technology division. Lyle has been personally involved with metallurgical operations on five continents, including a 1-year secondment to the Murrin Murrin nickel refinery in Australia (now owned by Glencore) and start-ups of metallurgical processing facilities in the US and Indonesia.

"We are very pleased to welcome Mr. Trytten to the team," said Mr. Jarvis.  "People of Lyle's caliber are rare in our industry.  He will be a critical part of advancing the Turnagain Project as a credible alternative to the giant greenfields HPAL projects as a potential source of new supply of nickel suitable for conversion to Class 1 or chemical products to feed the rapidly growing lithium ion battery industry."

"Giga Metals has a very exciting project," said Mr. Trytten.  "Turnagain has a large resource that has the potential to produce high-grade nickel and cobalt concentrate with very low impurities, using a relatively simple flow sheet.  I look forward to helping optimize the project and to working with local communities and First Nations as we develop a sustainable project that will deliver economic benefits for many years to come."

Stock Options

Pursuant to the Company's Stock Option plan, approved by the TSX Venture Exchange, the Company will be granting 150,000 stock options to Mr. Trytten, subject to certain vesting provisions, exercisable at $0.30 per share, expiring July 26, 2024.

About Giga Metals

Giga Metals Corporation is focused on metals critical to modern batteries, especially those used in Electric Vehicles and Energy Storage. The Company's core asset is the Turnagain Project, located in northern British Columbia, which contains one of the few significant undeveloped sulphide nickel and cobalt resources in the world.

Technical aspects of this news release have been reviewed and approved by Lyle Trytten, P.Eng., a Qualified Person as defined by NI 43-101.

This press release contains "forward looking statements". Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company's plans to materially differ from any future results, performance or achievements expressed or implied by such forward-looking statements.

On behalf of the Board of Directors,

"Mark Jarvis"

MARK JARVIS, President
GIGA METALS CORPORATION

604-681-2300

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Suite 203 - 700 West Pender St., Vancouver, BC, Canada V6C 1G8

T: 604-681-2300        E: info@gigametals.com      W: www.gigametals.com